Exhibit 99.1

B2Gold Corp. Signs Merger Implementation Agreement with
Papillon Resources Limited

Vancouver, June 3, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold”) is pleased to announce that it has entered into a definitive Merger Implementation Agreement (“Merger Agreement”) with Papillon Resources Limited (“Papillon”), pursuant to which B2Gold and Papillon have agreed to combine the two companies at the agreed exchange ratio of 0.661 B2Gold common shares for each Papillon ordinary share held (“Merger Consideration”).

The Merger Consideration represents a purchase price of approximately A$1.72 per Papillon share and values the transaction at approximately US$570 million. Papillon has been in a trading halt (which has extended into a suspension of trading on ASX) since May 26, 2014, following receipt of an indicative non-binding proposal from B2Gold on May 24, 2014, which included a proposed merger ratio. While the Papillon shares have not been trading since May 23, 2014, the B2Gold share price has fallen since that date due to a combination of the gold price volatility and media speculation surrounding this transaction.

The premium implied by the B2Gold offer as at May 23, 2014 (when the B2Gold indicative non-binding  proposal was received by Papillon) and the last closing price of each company on June 2, 2014 are:

	May 23, 2014	June 2, 2014
Premium to the 20 day volume weighted average price of each of B2Gold (TSX) and Papillon (ASX)	52.7%	42.4%
Premium to last closing price of B2Gold (TSX) (being June 2, 2014) and Papillon (ASX) (being May 23, 2014)	36.5%	20.6%

The merger will be implemented by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and former Papillon shareholders will own approximately 74% and 26%, respectively, of the issued common shares of the combined company.

The combination of B2Gold and Papillon will result in a company with a significant growth profile beyond its three operating mines, which collectively produced 366,000 ounces of gold in 2013 at a cash cost of US$681 per ounce and an all in sustaining cost of US$1,064 per ounce. B2Gold’s production is projected to increase to approximately 550,000 ounces by 2015 as the low cost Otjikoto mine in Namibia is scheduled to commence gold production in late 2014.

The combined company will be focussed on furthering the development of the Fekola project in Mali, and continuing to operate B2Gold’s existing Masbate gold mine in the Philippines and Limon and La Libertad gold mines in Nicaragua. Further, B2Gold will possess a strong growth profile through its Otjikoto project, the Kiaka project in Burkina Faso and its Gramalote project (51% AngloGold Ashanti/49% B2Gold joint venture) in Colombia. B2Gold will have the management, development, construction, operational and in-country experience combined with the funding capacity to optimise the development of Fekola for the benefit of all shareholders. B2Gold is one of the few mining companies with a proven in-house construction team with a track record of building high quality plants and infrastructure while reducing capital costs. In addition, B2Gold has a highly regarded and experienced exploration team that sees significant exploration potential at the Fekola project, in addition to B2Gold’s existing assets.

“At B2Gold, we are excited about the merger with Papillon as it will add the high grade Fekola project to our rapid growth as a profitable gold producer.  We believe this merger will bring great value to all shareholders and we congratulate Papillon’s strong technical team on advancing the impressive Fekola project to a robust prefeasibility study and look forward to working together to advance the project to production” said Clive Johnson, President and Chief Executive Officer of B2Gold.

“The combination of Papillon and B2Gold provides Papillon shareholders with the opportunity to gain immediate exposure to a significant, growth orientated and profitable producer with diversified operations whilst still retaining material exposure to the upside potential of Fekola. B2Gold’s track record of successful mine development and operation, coupled with its balance sheet, cashflows and funding capacity will de-risk the development of Fekola and should maximize the value of the project for both Papillon and B2Gold shareholders,” commented Mark Connelly, Managing Director and Chief Executive Officer of Papillon.

Post Transaction Highlights of B2Gold

•	Rapidly Expanding Profitable Production Profile

B2Gold is expecting to produce 395,000 – 400,000 ounces of gold in 2014 from three operating mines, with projected growth to over 900,000 ounces of gold production by 2017 from five operating mines (based on current assumptions).

•	Add Significant High Graded Resource Base

Adds attributable measured and indicated (“M&I”) resources of 4.18 million ounces grading 2.40 g/t gold and inferred resources of 459,000 ounces grading 1.91 g/t gold. The proposed merger increases B2Gold’s M&I mineral resources by 25%.

•	Aggressive Exploration Agenda

Significant exploration programs at existing mines and development stage projects including Fekola, as well as at highly prospective earlier stage projects in Nicaragua, the Philippines, Colombia and Burkina Faso.

•	Operational & Geographic Diversification

Production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate collective operational and geopolitical risk.

•	Builds on Strong African Presence and Expertise

Fekola is targeted, subject to a definitive feasibility study, to be the next construction project for B2Gold’s Otjikoto Development Team and a seamless transition after the scheduled commissioning of Otjikoto in the fourth quarter of 2014.

•	Strong Financial Position

Cash and cash equivalent assets of approximately $190 million which, in addition to continued strong cash flow from operations and unused debt capacity of $150 million, coupled with good access to capital, will allow B2Gold substantial flexibility for future development activities including Fekola.

•	Experienced Management Team

Proven combined management and technical personnel with extensive exploration, mine development, operating, in-country and financial expertise.

Board of Directors’ Recommendations

The Board of Directors of B2Gold unanimously recommend that B2Gold shareholders vote in favour of the issuance of B2Gold common shares pursuant to the Scheme and as consideration for the cancellation of the Papillon options. On the same basis, each director and officer of B2Gold intends to vote all B2Gold common shares over which her or she has control in favour of the issuance of B2Gold shares pursuant to the Scheme and any other Scheme related matters at a special meeting of B2Gold shareholders to be convened later in 2014 – see following Indicative Timetable.

The Board of Directors of Papillon has unanimously recommended that Papillon shareholders vote in favour of the proposed Scheme, in the absence of a superior proposal for Papillon and subject to an Independent Expert opining that the Scheme is in the best interests of Papillon shareholders. On the same basis, each director of Papillon intends to vote all Papillon shares which they control, at the time of the Papillon shareholder meeting to approve the Scheme, in favour of the Scheme and any other scheme related matters. The meeting of Papillon shareholders to approve the Scheme will be convened later in 2014 – see following Indicative Timetable.

The Board of Directors of each of Papillon and B2Gold have determined that the proposed transaction is in the best interests of their respective shareholders based on a number of factors, including financial advice received from their respective financial advisors (in the absence of a superior proposal for Papillon and subject to an independent expert opining that the Scheme is in the best interests of Papillon shareholders).

Transaction Structure and Terms

Pursuant to the Merger Agreement, it is proposed that B2Gold will acquire all the issued and ordinary shares of Papillon by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (Cth). Under the terms of the Scheme, Papillon shareholders will receive 0.661 B2Gold common shares for each existing Papillon ordinary share they hold. B2Gold shareholders will continue to hold their existing B2Gold common shares.

Pursuant to the Merger Agreement, it is proposed that all outstanding Papillon options will be cancelled and option holders issued B2Gold shares as consideration for the cancellation of their options based on the in the money amount of such Papillon options determined by using the value implied by the Merger Consideration as at June 2, 2014. Papillon also has a number of performance rights that will automatically vest into ordinary shares upon court approval of the Scheme in accordance with the terms of the performance rights, and form part of the Scheme.

The Scheme is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, the Australian Securities and Investments Commission and the Australian Stock Exchange (the “ASX”), and approval by the Toronto Stock Exchange and NYSE MKT in respect of the issue of new B2Gold common  shares under the Scheme and as consideration for the cancellation of the Papillon options.

A Scheme Booklet setting out the terms of the Scheme, independent expert’s report and the reasons for the Papillon directors’ recommendation is expected to be circulated to all Papillon shareholders. A meeting of Papillon shareholders to consider the Scheme is expected to be held later in the year and the Scheme is expected to be implemented shortly thereafter. The Scheme is conditional upon approval by 75% of the number of votes cast, and 50% of the number of Papillon shareholders present and voting, at the meeting of Papillon shareholders.

In addition to the approval by Papillon shareholders, the Scheme is conditional upon B2Gold shareholders approving the issuance of B2Gold common shares that will be issued in connection with the Scheme and as consideration for the cancellation of the Papillon options by a simple majority of the B2Gold common shares that are voted at a shareholder meeting, which meeting will be held in reasonable proximity to the Papillon shareholder meeting.

The Merger Agreement also contains customary deal protection mechanisms, including no shop and no talk provisions, matching and notification rights in the event of a competing proposal and a mutual reimbursement fee payable by B2Gold or Papillon in specified circumstances.

The Merger Agreement will be available under the profile of B2Gold on SEDAR, the electronic filing system for the disclosure of Canadian public companies at www.sedar.com, and on EDGAR, the U.S. Securities and Exchange Commission’s electronic filing system, at www.sec.gov.

The Merger Agreement will also be released to the ASX by Papillon in a contemporaneous announcement.

Indicative Timetable

The indicative timetable for implementation of the transaction is anticipated to be as follows:

Event	Target Date
1st Court hearing to convene Scheme meeting	Late July
B2Gold circular sent to B2Gold shareholders	Early August
Scheme booklet sent to Papillon shareholders	Early August
B2Gold shareholder meeting	Early September
Papillon Scheme meeting	Early September
2nd Court hearing to approve Papillon Scheme	Mid September
Scheme becomes effective	Mid September
Papillon shareholders receive B2Gold shares	Late September
B2Gold shares become tradeable on the TSX and NYSE-MKT	Late September

  * Note: Target dates are subject to change

Advisors and Counsel

B2Gold’s financial advisors are Canaccord Genuity Corp. and Raymond James Ltd., its Canadian legal counsel is Lawson Lundell LLP and its Australian legal counsel is K&L Gates LLP. Each of Canaccord Genuity Corp. and Raymond James Ltd. has provided an oral opinion to the Board of Directors of B2Gold that the consideration to be offered is fair, from a financial point of view, to the shareholders of B2Gold.

Papillon’s financial advisor is Macquarie Capital, its Australian legal counsel is Hardy Bowen and its Canadian legal counsel is Stikeman Elliott LLP.

Qualified/Competent Person

Tom Garagan, P.Geo., is a Qualified Person as defined under National Instrument 43-101, Standards of Disclosure for Mineral Projects. All of the scientific and technical disclosure contained in this press release was reviewed and approved by Tom Garagan.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with two mines in Nicaragua, one mine in the Philippines, one mine under construction in Namibia and a strong portfolio of development and exploration assets in Nicaragua, the Philippines, Namibia and Colombia. B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions, capitalizing on the extensive experience and relationships that management has developed over the past 25 years. B2Gold trades on the Toronto Stock Exchange under the symbol “BTO”, on the NYSE MKT under the symbol “BTG” and on the Namibian Stock Exchange under the symbol “B2G”.

Conference Call

A conference call will be held on June 3rd, 2014 at 11:30 am (Toronto) / 8:30 am (Vancouver), and 11:30 pm (Perth), to discuss the transaction. To access the call, please dial 416-340-2218 or toll free at 866-225-0198. In addition, a webcast of the call can be accessed at http://www.investorcalendar.com/IC/CEPage.asp?ID=172858 .

There will be a question and answer session following management presentations during the call.

A playback version of the call will be available for one week after the call by dialling 905-964-9451 or within North America call toll free 800-408-3053 (pass code: 3251005).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Associate, Investor Relations 604-681-8371

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Papillon or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking statements” and "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, respectively. Such forward-looking statements and information include, but are not limited to, statements with respect to the future financial or operating performance of B2Gold and Papillon and their respective projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the Scheme, the terms and conditions of the Scheme, the benefits of the Scheme, the identification of mineral reserves and resources, future production, the scheduled completion of the Otjikoto project  and the potential realized value from the Fekola gold project. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “plans”, "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements and information are based on various assumptions and on the best estimates of Papillon or B2Gold, as the case may be, as of the date hereof, and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of B2Gold or Papillon (and the company resulting from the successful completion of the Scheme) to be materially different from those expressed or implied by such forward-looking statements and information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; timing and availability of external financing on acceptable terms; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the Scheme; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”), which may be viewed at www.sedar.com and www.sec.gov respectively, as well as in Papillon’s filings with Australian securities regulators at www.asx.com, from time to time. Although each of B2Gold and Papillon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements and information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Neither B2Gold nor Papillon undertakes to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to United States Investors

The Fekola technical report and the mineral resources derived therefrom have been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves or Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). NI 43-101 and the JORC Code are rules developed by the Canadian Securities Administrators and the Australasian Joint Ore Reserves Committee, respectively, which establish standards for public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, and Australian standards, including the JORC Code, differ significantly from the requirements of the SEC, and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under SEC standards.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Fekola technical report may not be comparable with information made public by companies that report in accordance with U.S. standards.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.